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January 25, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN.: Ms. Patsy Mengiste
       Document Control - EDGAR

RE:    Form N-14 Pre-Effective Amendment No. 1 for
       RiverSource Investment Series, Inc.
       RiverSource Mid Cap Value Fund
       File No.: 333-163373

Dear Ms. Mengiste:

Pursuant to Rule 461, RiverSource Fund Distributors, Inc., the Principal Underwriter, respectfully requests that the effective date of the above-mentioned Registration Statement be accelerated and declared effective on January 27, 2010, or as soon as practicable thereafter.

Sincerely,

RiverSource Fund Distributors, Inc.
(Principal Underwriter)


/s/ Patrick T. Bannigan
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Patrick T. Bannigan
Vice President